PACIFIC INDUSTRIAL CORPORATION

                       A Nevada Corporation






                             Exhibit 2c

                 Note to Asset Purchase Agreement

                               NOTE

For value received, Pacific Industrial Corporation (the "Debtor") promises to pay to Pacific Challenge Pte., Ltd. (the "Holder") or order, the principal sum of FOUR HUNDRED FIFTY THOUSAND DOLLARS ($450,000.00). The outstanding principal hereunder shall be due and payable as follows:

(A) On or before December 15, 2001, the sum of one hundred fifty thousand dollars ($150,000.00) shall be due and payable.

(B) On or before December 15, 2002, the sum of one hundred thousand dollars ($ 100,000.00) shall be due and payable.

(C) On or before December 15, 2003, the sum of one hundred thousand dollars ($ 100,000.00) shall be due and payable.

(D) On or before December 15, 2004, the sum of one hundred thousand dollars ($ 100,000.00) shall be due and payable.

This Note is issued pursuant to an Asset Purchase Agreement (the "Purchase Agreement) between Debtor and Holder dated January 12, 1999, and supercedes and replaces the Note executed by Debtor in favor of Holder on January 12, 1999. Repayment of this Note is secured by a pledge of the Assets purchased by the Debtor from the Holder pursuant to the Purchase Agreement. Reference is made to the Purchase Agreement for a full statement of the rights and obligations of the parties, including, without limitation, the parties' rights and duties with respect to the Debtor's failure to pay amounts under this Note when due.

Payment of this Note shall be made in lawful tender of the United States and shall be credited first to accrued interest then due and payable with the remainder applied to principal. The Debtor may at any time prepay without penalty all or any portion of the principal or interest owing hereunder.

The Holder of this Note shall have full recourse against the maker, and shall not be required to proceed against the collateral securing this Note in the event of default.

If action is instituted to collect this Note, the Debtor will pay all costs and expenses, including reasonable attorney's fees, incurred in connection with such action. The Debtor hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument. No delay on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right.

The holding of any provision of this Note to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provisions and the other provisions of this Note shall remain in full force and effect.

The Debtor's obligations under this Note may not be transferred or assigned to another party without the prior written consent of the Holder hereof. All rights and obligations of the Debtor and the Holder shall be binding upon and benefit the successors, assigns, heirs and administrators of such parties.

This Note shall be construed in accordance with the laws of the State of Nevada, without regard to the conflicts of law provisions of any state of the United States.

IN WITNESS WHEREOF, the Debtor has caused this Note to be issued as of August 9th 1999.


PACIFIC INDUSTRIAL CORPORATION
by:/s/Thomas Hobbs, President